Mail Stop 4561

      					January 5, 2006


Frank P. Filipps
Chairman and Chief Executive Officer
Clayton Holdings, Inc.
2 Corporate Drive
Shelton, CT 06484

Re:	Clayton Holdings, Inc.
	Amendment No. 2 to Registration Statement on Form S-1
      Filed December 21, 2005
      File No. 333-129526

Dear Mr. Filipps:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We have reviewed your response to our prior comment number 3 and we reissue our request that you delete the identification of underwriters serving as "Sole Book-Running Manager" and "Co-Lead Manager" from the prospectus cover page. This information is not likely to be material to investors and is therefore not appropriate cover page disclosure. Refer to Item 501 of Regulation S-K.

Summary, page 1

2. We have reviewed your revised disclosure in response to our prior comment number 4. Please tell us whether any portion of the $54.1 million in proceeds to be paid to funds affiliated with TA associates will be paid to either of Messrs. Kafker or Crockett.

Recent Developments, page 7

3. A "recent developments" section is not appropriate in an initial public offering. Please revise accordingly.

Risk Factors, page 14

In order to comply with public reporting requirements, we must continue to strengthen our financial systems and controls, and the failure to do so could adversely affect out ability to provide timely and accurate financial statements, page 20

4. We note your additional disclosure in response to our prior comment number 16. Please revise your disclosure further to remove mitigating language related to your remediation efforts.

Steven M Lamando, our founder and President, recently submitted his resignation which may adversely impact our business, page 17

5. Please revise to delete the second sentence under this risk factor heading as it tends to mitigate the risk presented.

Use of Proceeds, page 26

6. Please revise this section to describe the use of proceeds of the
BNP Paribas senior credit facility. See instruction number 4 to Item
504 of Regulation S-K.

Unaudited Pro Forma Combined Financial Data, page 35

7. Please revise to provide a pro forma income statement for nine-month period ending September 30, 2005. For reference see Rule
11-
02(c)(2)(i) of Regulation S-X.

8. We have reviewed your responses to comments 24 and 25. Please revise to provide pro forma adjustments related to the offering for your pro forma statements of income. Also, present a subtotal column before the offering adjustments column and after the pro forma adjustments so that investors can clearly see the operating results of the combined entity for which they will be investing.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 39

9. We note your response to comment 33 and your disclosure on page
57
that you used cash from operations and debt to fund your operations and growth. We also note that your cash from operations for the nine months ended September 30, 2005 fell to $2.5 million, after reaching
$28.8 million during fiscal 2004. Please briefly describe the reason for the decrease in cash from operations and the impact it may have on how you fund your operations and growth over the next 12 months.

Government Regulation, page 78

10. We have reviewed your response to our prior comment number 43. Please clarify for us whether Quantum has engaged in loan servicing and debt collection in states where it is not yet licensed to do so.
In addition, please tell us what consideration you have given to including a risk factor discussing the possibility that Quantum may not receive the licenses necessary to continue all portions of your business in all states where you intend to do business.

Financial Statements of Clayton Holdings, Inc. and Subsidiaries for the period ended September 30, 2005

Note 8 - Preferred Stock, page F-19

11. We note that the first paragraph under this heading still discusses $24,185,493 shares of Series B Convertible Preferred Stock and $24,185,493 shares of Series B Redeemable Preferred Stock. Please explain to us whether the $24,185,493 shares of Series B Redeemable Preferred Stock should agree to the $27,837,046 shares of
Series B Redeemable Preferred Stock discussed on page F-20.

Audited Financial Statements, pages F-27 - F-55

Note 1 - Organization and Description of Business, page F-33

12. We have reviewed your response to comment 55. It appears that you have copied your explanation of the periods presented from the interim financial statements to the audited financial statements. Please revise to clearly state which entities and what periods are presented for the period January 1, 2004 through August 1, 2004 and for the period from inception through December 31, 2004 for the statements of income.

Part II.  Information Not Required in Prospectus

13. We have reviewed the draft opinion of counsel you submitted. Refer to the final sentence of the opinion. Please provide counsel`s explanation of what is meant by "in effect" as it relates to your registration statement and the time during which counsel`s opinion is provided. Alternatively, provide a revised form of opinion which does not limit its use to a time period.

*   *   *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact William Demarest at 202-551-3432 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus at 202-551-3412 or me at 202-
551-3852 with any other questions.



Sincerely,



Michael McTiernan
Special Counsel

cc:	John R. LeClaire, Esq. (via facsimile)
	Michael S. Turner, Esq. (via facsimile)
	Goodwin Procter LLP

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Frank P. Filipps
Clayton Holdings, Inc.
January 5, 2006
Page 5